                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One):

  X          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
-----        SECURITIES EXCHANGE ACT OF 1934
             For the plan year ended December 31, 2003

                                       OR

             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
-----        SECURITIES EXCHANGE ACT OF 1934
             For the transition period from         to
                                            -------    -------

Commission file number 001-13777

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GETTY REALTY CORP.
                           RETIREMENT AND PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GETTY REALTY CORP.
                           125 Jericho Turnpike, Suite 103
                           Jericho, New York   11753

                              REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

         1.       Financial Statements:

                       Consolidated Statements of Net Assets Available for Plan
                        Benefits as of December 31, 2003 and 2002

                       Consolidated Statement of Changes in Net Assets
                        Available for Plan Benefits for the year ended December 31, 2003

                       Notes to Financial Statements



         2.       Exhibits:  None

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                               GETTY REALTY CORP.
                                               RETIREMENT AND
                                               PROFIT SHARING PLAN



Dated:  June 25, 2004                          by:   /s/ Thomas J. Stirnweis
                                                    ----------------------------
                                                     Thomas J. Stirnweis
                                                      Getty Realty Corp.
                                                      Retirement Plan Committee
                                                      and Plan Administrator

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN

                              Financial Statements
                        as of December 31, 2003 and 2002
                    and for the year ended December 31, 2003

                          INDEX TO FINANCIAL STATEMENTS


                                                                           PAGE
                                                                           ----

Financial Statements:

 Consolidated Statements of Net Assets Available for Plan Benefits
  as of December 31, 2003 and 2002                                          2

 Consolidated Statement of Changes in Net Assets Available for Plan
  Benefits for the year ended December 31, 2003                             3

 Notes to Financial Statements                                            4 - 9

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
        Consolidated Statements of Net Assets Available for Plan Benefits
                        as of December 31, 2003 and 2002
                                 (in thousands)


                                                                              2003             2002
                                                                          -------------    -------------
Assets:
 Investments, at fair value (Note 6)                                            $5,786           $4,735

 Employee loans                                                                     12               12

 Contributions receivable:
   Employer                                                                         16               18

 Cash                                                                               12               14
                                                                          -------------    -------------

Net assets available for plan benefits                                          $5,826           $4,779
                                                                          =============    =============








   The accompanying notes are an integral part of these financial statements.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
   Consolidated Statement of Changes in Net Assets Available for Plan Benefits
                      for the Year ended December 31, 2003
                                 (in thousands)



Contributions:
 Employer                                                                                       $44
 Employee                                                                                       126
                                                                                           ---------
                                                                                                170
                                                                                           ---------

Investment income:
 Interest and dividend income                                                                   295
 Net investment gain from pooled separate accounts                                              211
 Net appreciation of investments                                                                561
                                                                                           ---------
                                                                                              1,067
                                                                                           ---------

Withdrawals                                                                                    (190)
                                                                                           ---------

Net additions                                                                                 1,047

Net assets available for plan benefits as of January 1, 2003                                  4,779
                                                                                           ---------

Net assets available for plan benefits as of December 31, 2003                               $5,826
                                                                                           =========





   The accompanying notes are an integral part of these financial statements.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements

1.  Description of Plan

          The following brief description of the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

          The Plan is a defined contribution plan covering all employees age twenty-one and older of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"), except those covered by a collective bargaining agreement or other retirement plan sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and provides for the benefits available under Section 401(k) of the Internal Revenue Code.

          Employees may make contributions to the Plan and the Company matches an amount equal to the lower of 50% of such employee contributions or 3% of compensation limited to $200,000. In 2003, employee contributions were limited to a maximum contribution of $12,000 for employees who were under the age of 50 and $14,000 for those employees who were 50 or more years old. The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors. Employees must complete one year of service to be eligible to participate in profit sharing contributions.

          The Plan provides for a participant directed investment program. Contributions to the Plan, including the employer match, may be invested in twelve available investment funds allocated in multiples of 5% at the election of the employee as follows:

          The Guaranteed Interest Fund consists primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments. The Guaranteed Interest Fund is backed by the general assets of Massachusetts Mutual Insurance Company ("Massachusetts Mutual") and, accordingly, is subject to its credit worthiness (Massachusetts Mutual has been rated A++ by A.M. Best Company, AAA by both Fitch Ratings and Standard & Poor's Corp., and Aa1 by Moody's Investors Service). Massachusetts Mutual maintains the contributions and related accumulated investment earnings in an unallocated fund which earns interest at a minimum guaranteed rate of return which is revised semi-annually.

          The Core Value Equity Fund holds Class S shares of MassMutual Core Value Equity Fund, a MassMutual Institutional Fund, which invests in stocks of larger, well-established companies selling at discounted valuation levels. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in a pooled separate investment account which is not guaranteed as to either principal or a stated rate of investment return.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


          The Getty Common Stock Fund invests in common stock of the Company. The Fund is administered by the Company and is not guaranteed as to either principal or a stated rate of investment return.

          The four Destiny Lifestyle Asset Allocation Funds -- Conservative, Moderate, Aggressive, and Ultra Aggressive -- have their own investment strategy and risk characteristics. The Destiny Lifestyle Funds are pooled separate investment accounts and are managed by Massachusetts Mutual. The investments of each fund are allocated within targeted ranges among various mutual funds with a variety of investment strategies. The Destiny Lifestyle Funds are not guaranteed as to either principal or a stated rate of return.

          The Destiny Conservative Fund is invested primarily in domestic and foreign common stocks, publicly traded bonds and short-term interest bearing investments with a focus on income and capital preservation.

          The Destiny Moderate Fund invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on achieving growth through a balance of income and capital appreciation.

          The Destiny Aggressive Fund invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on capital appreciation.

          The Destiny Ultra Aggressive Fund invests primarily in domestic and foreign common stocks, including small and large capitalization common stocks.


          Effective April 1, 2004, the Destiny Lifestyle Asset Allocation Funds changed their asset allocation strategy to become increasingly conservative over time as the individual investor comes closer to his or her target retirement date. The Destiny Conservative, Moderate, Aggressive, and Ultra Aggressive funds were renamed the MM Destination Retirement Income, MM Destination Retirement 2020, MM Destination Retirement 2030 and the MM Destination Retirement 2040 funds, respectively. In addition, a fifth investment option named the MM Destination Retirement 2010 fund in now offered to coincide with an asset allocation mix of stocks/bonds/cash appropriate for an investor retiring around the year 2010. This approach will simplify the investors' retirement planning by adding an automatic roll down feature. Over time, these options will invest more conservatively as retirement nears without requiring the investor to adjust his or her portfolio.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

          The following funds hold units in independently managed mutual funds. The contributions and related accumulated investment earnings are not guaranteed as to either principal or a stated rate of investment return.

          The Contrafund Fund holds shares of Fidelity Contrafund, a mutual fund that invests mainly in undervalued common stocks of companies experiencing improved fundamentals. The portfolio emphasizes both well-known and lesser-known companies that are not currently favored by the public, but which show potential for capital appreciation due to positive changes or turnarounds that are underway. The portfolio for the underlying fund is managed by Fidelity Management and Research Company with a focus on growth over the long term.

          The New Horizons Fund holds shares of T Rowe Price New Horizons Fund, a mutual fund which invests mainly in common stocks of small, fast growing companies. The portfolio emphasizes young, emerging growth companies that have the potential to become major companies in the future. The portfolio for the underlying fund is managed by T Rowe Price with a focus on growth over the long term.

          The Ultra Fund holds shares of American Century Ultra Fund, a mutual fund which invests mainly in common stocks of the fastest growing companies in the market with earnings and revenue growing at accelerating rates, and those most likely to appreciate in market value. The portfolio emphasizes mid-sized to large-sized companies. The portfolio for the underlying fund is managed by American Century Investment Management, Inc. with a focus on growth over the long term.


          The Schwab S&P 500 Index Fund holds shares of the Schwab S&P 500 Index Fund, a mutual fund that invests in the same stocks that make up the S&P 500 index and in the same relative weightings that each stock has in the index. The portfolio for the underlying fund is managed by Charles Schwab with a focus on achieving a total rate of return comparable to the S&P 500 Index.



          The American Century International Growth Fund holds shares of American Century International Growth Fund, which invests in the stocks of developed foreign companies outside the United States and domestic stocks. The portfolio for the underlying fund is managed by American Century Investment Management, Inc. with a focus on growth over the long term.



         Under the loan provision, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant's vested account balance for personal reasons reflecting important financial needs. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1% and repayment is made by payroll deduction. The employee is charged a $75 loan initiation fee for each loan from the Plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years. Loans may be repaid in full before their maturity date without penalty. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued




          A money market fund is utilized to effect transfers between funds and for participant withdrawals.


          Employees are only permitted to withdraw deferred cash contributions made to the Plan subsequent to October 1, 1987 under the provisions of Section 401(k) of the Internal Revenue Code for "financial hardships", as defined by the Internal Revenue Code. Employees may withdraw their voluntary contributions, including the vested portion of employer matching contributions, once per calendar year, although they will be subject to certain suspension periods with respect to making future contributions. Employees may withdraw all or part of their account balances attributable to additional and rollover contributions without penalty. Rollover contributions cannot be withdrawn unless they have been in the Plan for a minimum of two years. Profit sharing contributions may not be withdrawn while the employee is employed by the Company.

          Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

                            Years of Service                     Percent Vested
                            ----------------                     --------------

                             2 years                               20%
                             3 years                               40
                             4 years                               60
                             5 years                               80
                             6 or more years                       100


          Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.


2.  Summary of significant accounting policies

          The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP requires management to make its best estimates, judgments and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and changes in net assets available for plan benefits during the period reported. While all available information has been considered, actual results could differ from those estimates, judgments and assumptions.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

          The investments in the Guaranteed Interest Fund, the Core Value Equity Fund, the Destiny Lifestyle Asset Allocation Funds, the Contrafund Fund, the New Horizons Fund and the Ultra Fund are stated at current fair value as reported by Massachusetts Mutual using quoted market prices or good faith estimates if quoted market prices are not available. The Employer Common Stock Fund, The Schwab S&P 500 Index Fund and The American Century International Growth Fund are valued at published market prices.

          The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net investment gain or loss from pooled separate accounts, and the net appreciation or depreciation in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments held by the Getty Common Stock Fund.

          Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

3.  Termination Priorities

          While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

4.  Income Tax Status

          On December 19, 2002, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code.


5.  Reconciliation to Form 5500


          In accordance with generally accepted accounting principles, the Plan has not recorded a liability for amounts allocated to participants who have withdrawn from the Plan and for which disbursement of those funds has not been made by year end. The Department of Labor requires the recording of a liability for benefit claims payable on Form 5500. As of December 31, 2003 and 2002, there were no benefits claims payable recorded on Form 5500 for employees who have elected to withdraw from the Plan.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued



6.  Investments

          The following summarizes the fair value of the Plan's investments as of December 31, 2003 and 2002 (in thousands):


                                                                    2003                              2002
                                                                    ----                              ----
Guaranteed Interest Fund (a)                                       $2,712 (b)                        $2,815 (b)

Core Value Equity Fund (a)                                            239 (b)                           171

Getty Realty Corp. Common Stock,
  $.01 par value (c)                                                2,031 (b)                         1,378 (b)

Destiny Conservative Fund (a)                                          30                                27

Destiny Moderate Fund (a)                                              70                                53

Destiny Aggressive Fund (a)                                            53                                36

Destiny Ultra Aggressive Fund (a)                                      73                                51

Contrafund Fund (a)                                                   123                                90

New Horizons Fund (a)                                                 349 (b)                            48

Ultra Fund (a)                                                         93                                60

Schwab S&P 500 Index Fund (d)                                          13                                 6
                                                                   ------                            ------
                                                                   $5,786                            $4,735
                                                                   ======                            ======




(a)      Fair value determined by Massachusetts Mutual.

(b) Fund balance represents more than 5% of the Plan's net assets available for plan benefits as of the beginning of the year.

(c) The market value of the Company's common stock was $26.15 per share and $18.95 per share as of December 31, 2003 and 2002, respectively.


(d)      Fair value determined at published market prices.